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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          Covista Communications, Inc.
                   (f/k/a Total Tel USA Communications, Inc.)
                                (Name of Issuer)

                          Common Stock ($.05 par value)
                         (Title of Class of Securities)

                                   89151T 10-6
                                 (CUSIP Number)

                            Robert F. Quaintance, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 5, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald A. Burns


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]


3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7        SOLE VOTING POWER                             0
 NUMBER OF
   SHARES
BENEFICIALLY      8        SHARED VOTING POWER                   1,883,261
  OWNED BY
    EACH
  REPORTING       9        SOLE DISPOSITIVE POWER                        0
   PERSON
    WITH
                  10        SHARED DISPOSITIVE POWER             1,883,261

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,883,261


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.66%


14       TYPE OF REPORTING PERSON
         IN


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                           Statement on Schedule 13D


Item 1.            Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc. (f/k/a Total Tel USA Communications, Inc.), a corporation organized under the laws of the State of New Jersey (the "Issuer"), which has its principal executive offices at 150 Clove Road, 8th Floor, Little Falls, NJ 07424.

Item 2.            Identity and Background.

                  (a) This Schedule 13D is being filed by Donald A. Burns ("Mr. Burns").

                  (b) Mr. Burns' principal business office is located at 1021 North Ocean Boulevard, Palm Beach, Florida 33480.

                  (c) Mr. Burns' principal occupation is as an investor. Mr. Burns' investment activities are conducted on an individual basis and not on behalf of any corporation or other organization.

                  (d) During the last five years, Mr. Burns has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Burns has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  Mr. Burns is a citizen of the United States.

Item 3.            Source and Amount of Funds or Other Consideration.

                  On August 7, 2000, Revision LLC ("Revision"), Mr. Walter C. Anderson ("Mr. Anderson") and Gold & Appel Transfer, S.A. ("Gold & Appel") (each a "Borrower" and collectively, the "Borrowers") borrowed the aggregate principal sum of $13,000,000 from Mr. Burns, which borrowing was evidenced by a Promissory Note of even date (the "Note"), a copy of which was filed as Exhibit 7.2 to Amendment No. 20 to
         Schedule 13D of Revision and Mr. Anderson relating to their ownership interests in Issuer, as filed with the SEC on August 8, 2000 ("Covista Amendment No. 20"), and secured by a Stock Pledge Agreement, also of even date, by and among the Borrowers and Foundation for the International Non-Governmental Development of Space ("FINDS"), as "Pledgors," and Mr. Burns, as "Pledgee" (the "Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.3 to Covista Amendment No. 20. Pursuant to the Stock Pledge Agreement, the Pledgors granted to Mr. Burns a lien upon and security interest in 2,454,661 shares of


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         common stock of the Issuer owned of record and beneficially by one or more of the Pledgors (the "Pledged Covista Shares"). Pursuant to the terms of the Stock Pledge Agreement, possession of 571,400 of such Pledged Covista Shares was returned to Pledgors.

                  On October 20, 2000, the Stock Pledge Agreement was amended pursuant to an Amended and Restated Stock Pledge Agreement by and among Gold & Appel, Revision, FINDS, Mr. Anderson and Mr. Burns (the "Amended Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.2 to Amendment No. 21 to the Schedule 13D of Revision and Mr. Anderson relating to their ownership interests in Issuer, as filed with the SEC on November 15, 2000. Pursuant to the Amended Stock Pledge Agreement, certain terms of the original Stock Pledge Agreement were amended and additional collateral consisting of 5,671,300 shares of the common stock of Capsule Communications, Inc. ("Capsule") owned by Gold & Appel were pledged as additional collateral (the "Pledged Capsule Shares") (the Pledged Covista Shares and the Pledged Capsule Shares herein sometimes collectively the "Pledged Shares").

                  On February 5, 2001, as the result of the occurrence and continuation of an Event of Default (resulting from a shortfall in the value of collateral due to a drop in stock price and a failure to provide additional collateral in a timely manner) under the Amended Stock Pledge Agreement, Mr. Burns gained the right to foreclose upon or to elect to exercise voting and other consensual rights with respect to 1,883,261 shares of the Issuer. At the time of this filing, such right to foreclose and such right to exercise voting and other rights had not been exercised.

Item 4.            Purpose of Transaction.

                  The Pledged Covista Shares were pledged to Mr. Burns as security for the loan described in Item 3. Although Mr. Burns does not have specific plans to dispose of any of the securities of the Issuer at this time, he may choose to do so pursuant to and in accordance with the terms of the Amended Stock Pledge Agreement and applicable law.

                  Mr. Burns has no plans or proposals with respect to any of the matters set forth in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

                  (a) Mr. Burns may be deemed the indirect beneficial owner of 1,883,261 shares of Common Stock, constituting 23.66% of the outstanding shares of Issuer's Common Stock (computed on the basis of 7,960,571 shares of Common Stock currently outstanding as reported in the Issuer's Form 10Q, filed with the Securities and Exchange Commission on December 15, 2000).

                  (b) Upon an exercise of remedies under the Amended Stock Pledge Agreement, Mr. Burns may be deemed to have sole voting and dispositive power with respect to the 1,883,261 shares of Issuer's Common Stock. Prior to such an exercise of remedies, Mr. Burns may be deemed to share voting and dispositive power with respect to such shares with Revision (as to 1,179,732 of such shares) and with


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                  FINDS (as to 703,529 of such shares). See Item 3 above and
                  Item 6 below. Mr. Burns has no basis for providing the information required by Item 2 with respect to Revision and FINDS, beyond that information which is available in Schedule 13D filings by Revision and FINDS made with respect to the Issuer or Capsule.

                  (c) On February 5, 2001, as the result of the occurrence and continuation of an Event of Default under the Amended Stock Pledge Agreement, Mr. Burns gained the right to foreclose upon or to elect to exercise voting and other consensual rights with respect to 1,883,261 shares of the Issuer. See Item 3 above.

                  (d)  Not applicable.

                  (e)  Not applicable.

Item 6.            Contracts, Arrangements, Understandings or
                   Relationships With Respect to Securities of the
                   Issuer.

                  Pursuant to the Amended Stock Pledge Agreement, the Pledgors granted Mr. Burns a lien upon and security interest in the Pledged Shares. According to the terms of the Amended Stock Pledge Agreement, in the event of an Event of Default, which has occurred and is continuing, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the Amended Stock Pledge Agreement. See Item 3 above.

Item 7.            Materials to be Filed as Exhibits.

       Exhibit 1. Promissory Note, dated as of August 7, 2000, in the original principal amount of $13,000,000 made by Gold & Appel Transfer, S.A., Revision LLC and Walter C. Anderson in favor of Donald A. Burns.

       Exhibit 2. Stock Pledge Agreement between Gold & Appel Transfer, S.A., Revision LLC, Foundation for the International Non-Governmental Development of Space and Walter C. Anderson, as Pledgors, in favor of Donald A. Burns, as Pledgee, dated as of August 7, 2000.

       Exhibit 3. Amended and Restated Stock Pledge Agreement dated as of October 20, 2000 by and among Gold & Appel Transfer, S.A., Revision LLC, Foundation for the International Non-Governmental Development of Space and Walter C. Anderson, as Pledgors, in favor of Donald A. Burns, as Pledgee.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:    February 15, 2001





                                            By:      /s/ Donald A. Burns
                                               ----------------------------
                                                Name:  Donald A. Burns


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